

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Jill Irvin, Esq.
Bumble Bee Foods, LLC
9655 Granite Ridge Drive, Suite 100
San Diego, CA 92123

      Re: Bumble Bee Foods, LLC
              Registration Statement on Form S-4
              Filed May 21, 2010
              File No. 333-166998

Dear Ms. Irvin:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4

General

1.   Please file all omitted exhibits, including the opinion of counsel as to validity of the
        exchange notes and the letter of transmittal. Also ensure that you file all material
        contracts. Note that you will need to allow time for our review once you file all these
        documents.

2.   We note that you are registering the notes in reliance on our position enunciated in
        Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also
        Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman &
        Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next
        amendment, please provide us with a supplemental letter stating that you are
        registering the exchange offer in reliance on our position contained in these letters
        and include the representations contained in the Morgan Stanley and Shearman &
        Sterling no-action letters.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 41

3.   We note that your combined financial statements for 2008 are comprised of
        predecessor operating activities from January 1 to November 22, 2008 plus successor
        operating activities from November 23, to December 31, 2008.   Please remove this
        combined presentation from your document as we believe it is inappropriate to
        merely combine information for the pre and post-transaction periods without
        reflecting all relevant pro forma adjustments required by Article 11 of S-X. For the
        purposes of discussing your results of operations, your analysis should be of the
        financial statements included in the filing, which is consistent with the requirement of
        Item 303 of Regulation S-K. If you determine that a supplemental MD&A discussion
        based on pro forma results would be appropriate and enhances an understanding of
        trends and changes, you may present a supplemental discussion based on pro forma
        financial information prepared in accordance with Article 11 of S-X. Disclosure
        should be provided to explain how the pro forma presentation was derived, why
        management believes the presentation to be useful, and any potential risks associated
        with using such a presentation. Similar concerns exist for the 2008 combined
        financial statements presented in your selected historical data on page 39.

4.   We note that your predecessor 2007 financials on page 48 are adjusted to exclude
        costs and expenses related to the recall and certain asset impairment charges. We
        further note that you refer to your presentation as being shown on a "pro forma"
        basis." The information you have presented in your filing should be referred to as
        "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by

generally accepted accounting principles and SEC rules that is significantly different than your presentation.

In accordance with Item 10(e)(1)(i) of Regulation S-K, please disclose the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. You should also disclose, to the extent material, any additional purposes for which your management uses the non-GAAP measure that are not otherwise disclosed.

Consolidated Statements of Unitholders' and Partnership Equity, page F-7

5.   We note your disclosure on page F-11 which indicates that your consolidated statement of partnership equity for the year ended December 31, 2009 reflects the exit of CBLP as the top consolidating entity and the issuance of partnership equity by CBH. Please clarify why the related entries in your statement of partnership increased net equity by $45 million. In doing so, provide the related journal entries and include a detailed explanation if you recorded any adjustments to income or eliminated any assets or liabilities in connection with these transactions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director